Filed by Hut 8 Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Gryphon Digital Mining, Inc.

Commission File No.: 001-39096

Date: August 6, 2025

On August 6, 2025, Hut 8 Corp. issued the following press release.

Hut 8 Subsidiary American Bitcoin Announces Commencement of Gryphon Stockholder Voting on Go-Public Transaction

Gryphon Stockholder Voting Has Commenced for Special Meeting to Be Held on August 27, 2025

Gryphon’s Board of Directors Unanimously Recommends That Stockholders Vote “FOR” All Proposals

MIAMI, FL, August 6, 2025 – Hut 8 Corp. (Nasdaq | TSX: HUT) (“Hut 8” or the “Company”), an energy infrastructure platform integrating power, digital infrastructure, and compute at scale to fuel next-generation, energy-intensive use cases such as Bitcoin mining and high-performance computing, today announced that Gryphon stockholder voting has commenced in connection with the previously announced stock-for-stock merger transaction (the “Transaction”) between American Bitcoin Corp. (“American Bitcoin”), a majority-owned subsidiary of Hut 8, and Gryphon Digital Mining, Inc. (Nasdaq: GRYP) ("Gryphon").

Upon closing of the Transaction, the combined company will operate under the American Bitcoin brand, led by the management and board of directors of American Bitcoin. The combined company is expected to trade on Nasdaq under the ticker symbol "ABTC," with the Transaction currently targeted to close in early September 2025, subject to Gryphon stockholders voting to approve the proposed Transaction and the satisfaction of other customary closing conditions.

Gryphon stockholders that owned shares as of July 25, 2025 may now vote to approve the Transaction in advance of Gryphon’s Special Meeting of Stockholders (the “Special Meeting”), to be held on Wednesday, August 27, 2025 at 10:00 a.m. Eastern Time, virtually at https://www.cstproxy.com/gryphondigitalmining/bc2025, unless postponed or adjourned to a later date.

Your vote is important, no matter how many or how few shares you own. The board of directors of Gryphon unanimously recommends that Gryphon stockholders vote “FOR” each of the proposals to be considered at the Special Meeting.

Gryphon stockholders can find instructions on how to vote on the proposals to be considered at the Special Meeting in the definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) and accompanying proxy card that was filed by Gryphon with the SEC on July 31, 2025 and first mailed to Gryphon stockholders on or about August 1, 2025. A copy of the Proxy Statement/Prospectus is also available at https://www.cstproxy.com/gryphondigitalmining/bc2025.

If you have any questions or need assistance voting, please contact Okapi Partners LLC, Gryphon’s proxy solicitor, by calling (855) 305-0857 or by emailing info@okapipartners.com.

About Hut 8

Hut 8 Corp. is an energy infrastructure platform integrating power, digital infrastructure, and compute at scale to fuel next-generation, energy-intensive use cases such as Bitcoin mining and high-performance computing. We take a power-first, innovation-driven approach to developing, commercializing, and operating the critical infrastructure that underpins the breakthrough technologies of today and tomorrow. Our platform spans 1,020 megawatts of energy capacity under management across 15 sites in the United States and Canada: five Bitcoin mining, hosting, and Managed Services sites in Alberta, New York, and Texas, five high performance computing data centers in British Columbia and Ontario, four power generation assets in Ontario, and one non-operational site in Alberta. For more information, visit www.hut8.com and follow us on X at @Hut8Corp.

About American Bitcoin

American Bitcoin is a majority-owned subsidiary of Hut 8 Corp. focused exclusively on industrial-scale Bitcoin mining and strategic Bitcoin reserve development. American Bitcoin combines Hut 8’s proven mining operations, cost-efficient infrastructure development capabilities, and disciplined approach to capital allocation with Eric Trump’s commercial acumen, capital markets expertise, and commitment to the advancement of decentralized financial systems. For more information, visit www.americanbtc.com and follow us on X at @AmericanBTC.

About Gryphon

Gryphon Digital Mining, Inc. is an innovative venture in the Bitcoin mining space. More information is available on www.gryphondigitalmining.com

Cautionary Note Regarding Forward–Looking Information

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements, include, but are not limited to, statements relating to the structure, timing, and completion of the Transaction, the Special Meeting, the combined company’s listing and trading on Nasdaq after the closing of the proposed Transaction, the expected management and composition of the board of directors of the combined company following the closing of the proposed Transaction, and the vision, goals, and trajectory of Gryphon, American Bitcoin and the combined company.

Forward-looking statements are not statements of historical fact, but instead represent management’s expectations, estimates, and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8, American Bitcoin and Gryphon as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to: the occurrence of any event, change, or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the possibility that the proposed Transaction does not close when expected or at all because the conditions to closing are not satisfied on a timely basis or at all, including the failure to timely obtain stockholder approval for the proposed Transaction from Gryphon’s stockholders, or at all; risks related to American Bitcoin’s initial listing on Nasdaq following closing of the proposed Transaction; the outcome of any legal proceedings that may be instituted against Hut 8, American Bitcoin, Gryphon, or the combined company; the possibility that the anticipated benefits of the proposed Transaction are not realized when expected or at all; the possibility that the vision, goals, and trajectory of the combined company are not timely achieved or realized or achieved or realized at all; the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected; the possibility that the proposed Transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; the diversion of Hut 8, Gryphon and American Bitcoin’s management’s attention from ongoing business operations and opportunities; changes in Gryphon’s stock price before closing; and other factors that may affect the future business, results, financial position and prospects of Hut 8, American Bitcoin, Gryphon, or the combined company. Additional factors that could cause results to differ materially from those described above can be found in the Proxy Statement/Prospectus, in Gryphon’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and in other documents filed by Gryphon with the SEC.

Additional Information About the Proposed Transaction and Where to Find It

This press release relates to a proposed Transaction between American Bitcoin and Gryphon. In connection with the proposed Transaction, Gryphon has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the Class A common stock to be issued by Gryphon in connection with the proposed Transaction. The Registration Statement includes a proxy statement of Gryphon and a prospectus of Gryphon. The Registration Statement was declared effective by the SEC on July 31, 2025. Gryphon filed the definitive Proxy Statement/Prospectus with the SEC on July 31, 2025, and the Proxy Statement/Prospectus was first mailed to Gryphon stockholders on or about August 1, 2025. Each of American Bitcoin and Gryphon may file with the SEC other relevant documents concerning the proposed Transaction. This press release is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other relevant documents that American Bitcoin or Gryphon has filed or will file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF GRYPHON ARE URGED TO CAREFULLY AND ENTIRELY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN BITCOIN, GRYPHON, THE PROPOSED TRANSACTION, AND RELATED MATTERS.

Participants in the Solicitation

American Bitcoin, Hut 8, Gryphon and certain of American Bitcoin's and Gryphon's respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed Transaction. Information about the directors and executive officers of Gryphon, their ownership of Gryphon common stock, and Gryphon’s transactions with related persons is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 31, 2025, the definitive proxy statement for Gryphon’s 2024 annual meeting of stockholders, as filed with the SEC on August 7, 2024, the definitive proxy statement for Gryphon’s 2025 special meeting of stockholders, as filed with the SEC on April 21, 2025, and other documents that may be filed from time to time with the SEC. Additional information about the directors and executive officers of American Bitcoin and Gryphon and other persons who may be deemed to be participants in the solicitation of stockholders of Gryphon in connection with the proposed Transaction and a description of their direct and indirect interests is included in the Proxy Statement/Prospectus related to the proposed Transaction, and may be included in other relevant materials that will be filed with the SEC. These documents may be obtained free of charge, when they become available, at the SEC’s website at www.sec.gov and from Gryphon using the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or the solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or in a transaction exempt from the registration requirements of the Securities Act.

Contacts

Hut 8 Investor Relations
Sue Ennis
ir@hut8.com

Hut 8 Public Relations
Gautier Lemyze-Young

media@hut8.com